UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*
_______________________

Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han
Group General Counsel
8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

______________________
 October 12, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524901105

1		NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,424
	8	SHARED VOTING POWER 5,567,653
	9	SOLE DISPOSITIVE POWER 6,424
	10	SHARED DISPOSITIVE POWER 5,567,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,574,077
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14		TYPE OF REPORTING PERSON IN
(1) Calculated based on 93,599,404 shares of Common Stock outstanding as of August 1, 2017.

CUSIP No. 524901105

1		NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,567,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,567,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,653
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1) Calculated based on 93,599,404 shares of Common Stock outstanding as of August 1, 2017.

CUSIP No. 524901105

1		NAME OF REPORTING PERSONS Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,567,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,567,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,653
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1) Calculated based on 93,599,404 shares of Common Stock outstanding as of August 1, 2017.

CUSIP No. 524901105

1		NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,567,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,567,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,653
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1) Calculated based on 93,599,404 shares of Common Stock outstanding as of August 1, 2017.

CUSIP No. 524901105

1		NAME OF REPORTING PERSONS Shanda Asset Management Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,567,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,567,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,653
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (1)
14		TYPE OF REPORTING PERSON CO, HC
(1) Calculated based on 93,599,404 shares of Common Stock outstanding as of August 1, 2017.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the Common Stock, par value $0.10 per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on April 21, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 7, 2016 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on December 20, 2016 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on February 1, 2017 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed on June 30, 2017 (“Amendment No. 4”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No.2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for 5,567,653 shares of Common Stock beneficially owned by the Reporting Persons was $151,323,238, inclusive of commissions paid and other transaction costs and less the premium received for certain put options sold by an affiliate of the Reporting Persons relating to the Common Stock. Such purchase price was funded through internally generated funds of the affiliates of Shanda Group.

The 6,424 shares of Common Stock directly owned by Mr. Chen were granted to him in his capacity as a director of the Issuer pursuant to and under the conditions of the Issuer’s Non-Employee Director Equity Plan, as amended.

Item 4. Purpose of Transaction.

The following paragraph shall be added to the end of Item 4 of the Schedule 13D:

On October 12, 2017, Tianqiao Chen and Robert Chiu, President of Shanda Group, each tendered their resignation as a director of the Issuer with effect as of the date thereof.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

The Investor holds 5,567,653 shares of Common Stock, representing approximately 6.0% of the outstanding shares of Common Stock of the Issuer. Mr. Chen directly owns an additional 6,424 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 93,599,404 shares of Common Stock outstanding as of August 1, 2017.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Investment Group Limited (formerly known as Premium Lead Company Limited), may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Shanda Investment Group Limited. Shanda Investment Group Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of the Investor, may be deemed to share voting and dispositive power over the shares of Common Stock directly held by the Investor.
Mr. Chen has the sole power to vote and dispose of the shares of Common Stock directly owned by him.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c)       Inapplicable.

(d)       Inapplicable.

(e)       Inapplicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated October 13, 2017

TIANQIAO CHEN

By:	/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director